“Targeting Gold and Uranium”

NEWS RELEASE

REPORT ON 2006 URANIUM DRILLING RESULTS FROM C ZONE

Dated: January 30, 2007	TSX-V: CXX

Crosshair Exploration and Mining Corp. (TSX-V: CXX) (the “Company”) is pleased to announce final assays results from the 2006 exploration program at the Upper and Lower C Zones on the Central Mineral Belt Uranium property in Labrador.

  All 58 holes drilled in 2006 successfully intercepted uranium mineralization.
  The thickest and highest grades ever reported occur both in the Upper and Lower C Zones.
  The Upper C Zone has now been extended 750 meters along strike and 350 meters down dip (250 meters vertically).
  The Upper C Zone is open for expansion both along strike and to depth.
  The Lower C Zone has been traced for 700 meters on strike and down dip for 500 meters and remains open for expansion.

Within the Upper C Zone that is emerging as the main corridor of mineralization, a zone of thicker and higher uranium grade material has been identified. Significant intercepts include:

•	ML-3 intersected 0.10% U3O8 over 12.90 meters.
•	ML-11 intersected 0.12% U3O8 over 14.63 meters (48.25 meters @ 0.05% U3O8).
•	ML-12 intersected 0.10% U3O8 over 9.00 meters.
•	ML-20 intersected 0.14% U3O8 over 30.30 meters.
•	ML-32 intersected 0.14% U3O8 over 28.90 meters.
•	ML-40 intersected 0.10% U308 over 13.15 meters (41.50 meters @ 0.05% U3O8).
•	ML-44 intersected 0.10% U3O8 over 9.15 meters.
•	ML-56 intersected 0.10% U308, over 6.13 meters (31.90 meters @ 0.05% U308).

This zone will be one of the main targets of the upcoming winter drill program.

Nine holes were drilled into the Lower C Zone (100 meters stratigraphically below the Upper C). The Lower C Zone was extended 500 meters down dip from the original Shell Canada Resources drilling in 1979. The new intercepts have significantly higher grades and thickness when compared to the historical results and include the following significant intercepts:

  ML-44 intersected 6.10 meters of 0.10% U308
  ML-47 intersected 4.50 meters of 0.10% U308

A new resource estimate will be compiled using results from the 58 diamond drill holes completed in 2006.

The 2007 drill program will be expanded with a significant increase in drilling in both the Upper and Lower C Zones. Maps and full assays from the 2006 program have been posted on the Company website at http://www.crosshairexploration.com/s/Addenda.asp?ReportID=168566.

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development Company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador. The 685 sq km Moran Lake Uranium / IOCG Project is host to potentially three significant types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone (“Michelin”) and unconformity types of mineralization. In addition, through option agreements with Rubicon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

Tim Froude, Senior Vice President of Exploration for Crosshair, a qualified person under National Instrument 43-101, supervised and directed all work associated with the sampling program. Samples are shipped in sealed bags with numbered lock ties to Eastern Analytical in Springdale, Newfoundland for preparation and assayed for Au, Cu and Ag. Eastern Analytical ships the pulps to Activation Laboratories in Ontario for U and ICP analysis.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.